

Mail Stop 4720

May 22, 2017

Mr. Alan Jacobs
Senior Vice President and Chief Operating Officer
Worthy Peer Capital, Inc.
4400 North Federal Highway
Suite 210-37
Boca Raton, FL 33431

> **Re: Worthy Peer Capital, Inc.**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted May 12, 2017**
> **CIK No. 0001699834**

Dear Mr. Jacobs:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1, which asked you to provide a detailed analysis of whether Worthy Peer Capital meets the definition of "investment company" under Section 3(a) of the Investment Company Act of 1940 (the "1940 Act"), including a detailed analysis of Worthy Peer Capital's anticipated composition of assets for purposes of the 40% test under Section 3(a)(1)(C). In your response, you assert that you "do not believe that the Company's business plan meets the definition of an investment company" because: (1) "[t]he Company intends to purchase whole loans from crowd funding platforms which loans are exempt under the [1940 Act] pursuant to Section 3(c)(5)(A) and 3(c)(5)(B) of the [1940] Act"; and (2) "[t]he Company also intends to make direct loans to asset based borrowers, which will be secured by inventory and other corporate assets."

Your response does not provide us with a sufficient basis on which to determine whether Worthy Peer Capital meets the statutory definition of "investment company" or whether Worthy Peer Capital may properly rely on an exclusion therefrom. If Worthy Peer Capital may rely on the exclusion provided in Section 3(c)(5)(A) and/or (B) of the 1940 Act, it must be primarily engaged in businesses described in those provisions. In this regard, we note that Section 3(c)(5)(A) is available only where acquired obligations "represent part or all of the sales price of merchandise, insurance and services . . ." and Section 3(c)(5)(B) is available only where loans are made in connection with "specified merchandise, insurance, and services." (emphasis added). Tangentially, we further note that companies that are excluded from the definition of investment company under Section 3(c) (including Section 3(c)(5)) are not eligible to engage in crowdfunding transactions under Securities Act Section 4A(f).

Please provide a detailed analysis of whether Worthy Peer Capital meets the definition of "investment company" under Section 3(a) of the 1940 Act and, if so, whether Worthy Peer Capital intends to rely on any exclusions therefrom. If Worthy Peer Capital intends to rely on Section 3(c)(5)(A)/(B), please provide a detailed analysis of how Worthy Peer Capital's business will comply with the specific requirements of those provisions. Your response should address, with specificity, both the issue of primary engagement and the issue of substantive eligibility.

Business

Background, page 10

2.   We note that you revised your disclosure in the "Our Business" section of the offering circular on page 11 to no longer include the "Peer Portfolio Information" section. However, we further note in the fourth paragraph on page 10 you continue to define the term "Peer Portfolio." Please either (i) revise your disclosure here and elsewhere to describe the Peer Portfolio, linking the term to your intended business operations, or (ii) delete this term.

Results of Operations

Liquidity and Capital Resources, page 12

3.   We note your response to comment 14. Please provide the proposed terms of the private financing, including the timing and amount of such proceeds that Worthy Financial Inc. intends to provide you and whether it will be made pursuant to a written agreement. Please refer to Item 9(b)(1) of Form 1-A for guidance. If applicable, as previously requested, please provide any written agreement relating to the private financing as an exhibit or else provide us you analysis as to why you believe you need not do so. Please refer to Item 17(6)(a) of Form 1-A for guidance.

Plan of Operations, page 12

4. We note your response to comment 15, noting the plan of operations you have to take active the Worthy App. Please revise your disclosure to include disclosure addressing whether the proceeds of this offering will satisfy your cash requirements or whether you anticipate needing to raise additional funds in the next six months. Please refer to Item 9(c) of Form 1-A for guidance.

Compensation of Directors and Executive Officers, page 14

5. Please revise to clarify "[you] have no intention to pay compensation [to directors and executive officers] until there is sufficient cash." In this regard, disclose how it will be determined there is "sufficient cash."

Security Ownership of Management and Certain Security Holders, page 15

6. We note your disclosure on page 15 that the executive officers, directors, and holders of more than 5% of the common stock of Worthy Financial Inc. own the 983,750 shares of Worthy Financial Inc. that are presently outstanding. However, the stock ownership you disclose in the chart equals 1,008,750 shares. Please reconcile these figures. Please refer to Item 12 of Form 1-A for guidance.

The Worthy Peer Capital Website, page 16

7. We note your disclosure here and elsewhere that the Worthy Notes are not transferrable to third parties except by the laws of descent. Please:

- add disclosure regarding the Worthy Notes' non-transferability to the Offering Circular Cover Page, the Offering Circular Summary, and the subsection entitled "Worthy Notes" on page 2 under the heading "The Offering;"

- describe, where appropriate, the reason why you have restricted the alienability of the Worthy Notes, ensuring that you address any state law concerns regarding alienability;

- describe the mechanism that will govern the transfer restriction and oversee its enforceability; and

- if the mechanism governing the transfer restriction is an agreement, please attach it as an exhibit pursuant to Item 601(b)(4) of Regulation S-K.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Hugh West, SACA, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Charles B. Pearlman, Esq.